Mail Stop 4561


      June 28, 2006



Howard B. Katz
Chief Executive Officer
MD Werks, Inc.
1020 N.W. 6th Street
Deerfield Beach, Florida 33442

Re:	MDWerks, Inc.
      Registration Statement on Form SB-2
      Amended on June 21, 2006
      File No. 333-132296

Dear Mr. Katz:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders - page 48
1. We note your statement on page 46 that MEDwerks, LLC will assign its shares to its members upon effectiveness of this registration statement. Please reflect in a footnote to the table the members of
MEDwerks, LLC that will be selling stockholders upon effectiveness and the amount of shares they are offering.

Description of Securities - page 51

Class A Warrants - page 52
2. We note your statement that "each Class A warrant to be sold pursuant to this prospectus entitles the holder thereof to purchase
20,000 shares of common stock at the exercise price of $3 per share."
It does not appear, however, that you have registered the Class A warrants or the underlying shares pursuant to this prospectus. In addition, the Class A warrants are not referenced elsewhere in the body of the prospectus. Please advise or revise.

Financial Statements for the period ended March 31, 2006 and 2005
-
pages F-18 - F-29

Note 6 - Stockholders` Deficiency - pages F-25 - F-29

Preferred Stock - pages F-25 - F-26
3. We note your response to comment 6. Please tell us how you determined the fair values of the convertible preferred stock and the detachable warrants issued and whether you allocated the proceeds received based on their relative fair values. Additionally, please tell us how you calculated the intrinsic value of the beneficial conversion feature related to the convertible preferred stock and the detachable warrants.

Registration rights - page F-28 - F-29
4. We note your response to comment 9. It appears that you have reviewed EITF 00-19 and 05-4 and have reached the conclusion that the liquidating penalty related to non-registration of your shares should be treated as a liability as of December 31, 2005. We are unclear why the filing of your registration statement alone would trigger a reclassification of the liquidating penalty from liability to equity as of March 31, 2006. Please provide your basis for doing so or revise your document to reclassify the liquidating penalty from equity to liability as of March 31, 2006.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Matt Maulbeck, Accountant, at (202) 551-3466 or
Steve Jacobs, Branch Chief, at (202) 551-3404 if you have questions regarding comments on the financial statements and related matters.
Please contact Paul Fischer, Staff Attorney, at (202) 551-3415 or the undersigned at (202) 551-3852 with any other questions.


      Sincerely,



      Michael McTiernan
      Special Counsel



cc:	Stephen P. Katz, Esq. (via facsimile)


Mr. Howard Katz
MDWerks, Inc.
June 28, 2006
Page 3